August 12, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: H. Roger Schwall

Re:	Cloud Peak Energy Inc.
Registration Statement on Form S-1 (File No. 333-153757)
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Cloud Peak Energy Inc., a Delaware corporation (the “Company”), hereby requests the withdrawal of the above captioned registration statement filed with the Securities and Exchange Commission (the “Commission”) on October 1, 2008, together with all exhibits thereto (the “Registration Statement”), with such withdrawal to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.  The Company has elected not to proceed with an offering of mandatory preferred convertible stock at this time.   The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in the account of the Company (CIK No. 0001441849).

We appreciate the time and effort expended by the Staff on our filing.  If you have any questions regarding this request for withdrawal, please contact Stuart Gelfond at (212) 859-8272 or Vasiliki Tsaganos at (202) 639-7078, of Fried, Frank, Harris, Shriver & Jacobson LLP, the Company’s outside counsel.

Very truly yours,

/s/ Colin Marshall
Colin Marshall
Chief Executive Officer

cc:	Sean Donahue (Securities and Exchange Commission)
George K. Schuler (Securities and Exchange Commission)
Michael Barrett (Cloud Peak Energy Inc.)
Stuart H. Gelfond (Fried, Frank, Harris, Shriver & Jacobson LLP)
Vasiliki B. Tsaganos (Fried, Frank, Harris, Shriver & Jacobson LLP)
Richard Drucker (Davis Polk & Wardwell LLP)
David East (PricewaterhouseCoopers LLP)